Cowan, Mark A.

From:	Cowan, Mark A.
Sent:	Wednesday, January 27, 2010 4:17 PM
To:	'thomas.bisset@sutherland.com'
Subject:	Eagle Life Insurance Company

Tom,
We had a some additional comments on the pre-effective amendment.

Page 7. With respect to when the company cannot notify contract owners 15 days before the Contract Anniversary, will contract owners have the opportunity to transfer? We note that transfers must be made before a contract anniversary. Also, this should be added as a risk factor. The disclosure on page 10 regarding the 15 day notice should cross reference this qualification (e.g., "but see page xx . . .").

Pages 9-11. Please relocate the risk disclosure following the "What are my contract benefits" disclosure (e.g. "What are my contract's risks?").

Page 11. The heading only relates to the Index rather than to both the Index and the Indexed Value Options. Also, the last sentence of the first paragraph on page 11 should clarify that the risk factor being referred to is that of the Index (and not the Indexed Value Options).

Page 11 and page 18. Please take a look at the disclosure in PHL Variable Insurance Company product (File No. 333-132399) in light of the fact that the contract will no longer be invested in an equity-index product in the event the company, in its sole discretion, eliminates all of the Indexed Value Options.

If you have any questions, please feel free to give me a call.

Mark

Mark Cowan
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
(202) 551-6765

06/25/2010